UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

POINT ACQUISITION CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

730508207
(CUSIP Number)

Shunqing Zhang No. 88 Gengsheng Road, Dayugou Town Gongyi, Henan China 451271 86-371-64059818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shunqing Zhang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			[__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7.	SOLE VOTING POWER	16,887,815
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	16,887,815
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,887,815

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[__]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3%
14.	TYPE OF REPORTING PERSON

IN

Item 1.     Security and Issuer.

The name of the issuer is Point Acquisition Corporation, a Nevada corporation (the "Company"), which has its principal executive offices at No. 88 Gengsheng Road, Dayugou Town, Gongyi, Henan, China 451271. This statement relates to the Company’s common stock, $0.001 par value per share (the "Common Stock").

Item 2.     Identity and Background.

(a) The name of the person filing this statement is Shunqing Zhang (the "Reporting Person").

(b) The residential address of the Reporting Person is Governmental Courtyard, Da Yugou Town Gongyi City, Henan Province, China 45271.

(c) The Reporting Person is the Company’s Chief Executive Officer and President.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to certain share exchange agreement, dated April 25, 2007, entered into among the Reporting Person, the Company and Powersmart Holdings Limited ("Powersmart"), a British Virgin Islands company (the "Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, all shares of the common stock of Powersmart held by the Reporting Person were exchanged for 16,887,815 shares of the Company’s Common Stock on April 25, 2007, the closing date of the Share Exchange Agreement.

As of the date of this statement, the Reporting Person directly owns 16,887,815 shares of the Common Stock.

Item 4.     Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s executive officers and directors which were more fully described in the current report on Form 8-K filed by the Company on April 27, 2007.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)    As of the date of this statement, the Reporting Person beneficially owns 16,887,815 shares of the Common Stock, representing 70.3% of the outstanding shares of the Common Stock. The Reporting Person has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns.

(c)             Except for the transaction described in Item 3 above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)             Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e)             Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on April 27, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On April 25, 2007, in connection with a private placement of the Company’s Common Stock which was consummated on that day, the Reporting Person entered into an escrow agreement, or Escrow Agreement, with certain investors and an escrow agent, pursuant to which, the Reporting Person agreed to deliver 2,673,796 shares of the Company’s Common Stock owned by him, to be held in escrow for the benefit of the investors, to be delivered to them if the Company does not meet certain "make good" provisions set forth in the Escrow Agreement. According to the Escrow Agreement, if the Company does not meet a minimum after tax net income (ATNI) threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the investors will be entitled to receive up to 100% of the shares held by the escrow agent. The shares will be released to the Reporting Person if the Company achieves the minimum ATNI thresholds for the fiscal year 2007 or the fiscal year 2008.

In addition, on April 25, 2007, in connection with the private placement transaction, the Reporting Person entered into a similar escrow agreement with HFG International, Limited. Under such agreement, the Reporting Person placed into escrow a total of 638,338 shares of the Company’s Common Stock to cover the same minimum net income thresholds as described above with respect to the private placement investors. Similarly, if the thresholds are not achieved in either year, as described above, the escrow agent under this agreement must deliver up to 100% of the shares held in escrow to HFG International, Limited.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description

(1)

Share Exchange Agreement, dated April 25, 2007, among the Company, Powersmart Holdings Limited and Shunqing Zhang. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on April 27, 2007, in commission File No. 0-51527).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2007

/s/ Shunqing Zhang
SHUNQING ZHANG